UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      August 11, 2006

via U.S. mail
Mr. Tim Moore
Vice President and General Counsel
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002



      Re:	Plains All American Pipeline, L.P.
		Registration Statement on Form S-4
      Filed July 12, 2006
		File No. 333-135712

Dear Mr. Moore:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM S-4

Material Federal Income Tax Consequences, page 156

1. We may have additional comments once you file both tax opinions as exhibits. Please make corresponding changes to both opinions and to the corresponding text throughout this section, as appropriate.

2. We note that the receipt of the tax opinions is a waivable condition. Accordingly, the tax opinions must be filed as exhibits prior to effectiveness. If the condition is later waived and the changes to the tax consequences would be material, an amended proxy statement / prospectus must be recirculated and shareholder approval resolicited. Revise the disclosure throughout to make clear that you have in fact received the tax opinions to which you refer.

3. Please revise your disclosure throughout this section to clarify which are the matters upon which counsel is opining. As currently drafted, the text at times suggests that the registrant, rather than counsel, is providing legal conclusions. Also, revise the introductory paragraphs to clarify that this is not merely a discussion of the tax consequences, but rather constitutes the opinions of named counsel.
4. You indicate at page 168 that counsel is unable to opine on your method of making allocations because "use of this method may not be permitted under existing Treasury regulations." In light of counsel`s non-opinion in these circumstances, explain in necessary detail why your management feels justified making allocations in this manner. Also explain further the nature of counsel`s uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method.
5. Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions.
For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions on these comments.

      				Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	C. Moncada-Terry
	T. Levenberg

	VIA FACSIMILE

      David Oelman
 	Vinson & Elkins L.L.P.
	713-615-5620

Mr. Tim Moore
Plains All American Pipeline, L.P.
August 11, 2006
Page 4